UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☐	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:
Commission File Number:

CRESCENT POINT ENERGY CORP.
(Exact name of Registrant as specified in its charter)

Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

Suite 2800, 111 – 5th Avenue SW
Calgary, Alberta
T2P 3Y6
(403) 693-0020
(Address and telephone number of registrant's principle executive offices)

 CT Corporation System
111 – 8th Avenue
New York, New York 10011
(212) 894-8940
 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

COMMON SHARES	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Not applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).  Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to forward looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F.  Please see "Note Regarding Forward-Looking Statements" on page 1 of the Annual Information Form, attached as Exhibit 99.1 of this Registration Statement on Form 40-F.

Documents Filed as Part of This Registration Statement

The documents filed or incorporated by reference as Exhibits 99.1 through 99.59, each of which is incorporated by reference in this registration statement, contain all information material to an investment decision that Crescent Point Energy Corp. (“Crescent Point”), since January 1, 2013: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders.

Description of Common Shares

The required disclosure containing a description of the securities to be registered is included under the headings “Common Shares” and “Dividends” on pages 43 and 67, respectively, of Crescent Point’s Annual Information Form for the year ended December 31, 2012, attached as Exhibit 99.1, and under the heading “Shareholders’ Capital” on page 20 of Crescent Point’s Audited Consolidated Financial Statements for the year ended December 31, 2012, attached as Exhibit 99.2.

Off-Balance Sheet Arrangements

The Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant’s other off-balance sheet arrangements, see page 12 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, attached as Exhibit 99.3.

Tabular Disclosure of Contractual Obligations

Following is a summary of the Registrant’s contractual obligations as at December 31, 2012:

(Cdn $000s)	Less than 1 year	1 - 3 years	3 - 5 years	Beyond 5 years	Total

Operating leases (building and vehicle leases) (1)	14,921	26,535	43,449	284,364	369,269
Capital commitments	60,114	–	–	–	60,114
Senior guaranteed notes (2)	43,031	172,114	95,080	785,674	1,095,899
Bank credit facilities (3)	–	653,123	–	–	653,123
Derivative contract premiums	10,804	–	–	–	10,804
Total contractual commitments	128,870	851,772	138,529	1,070,038	2,189,209

(1) Included in operating leases are nominal recoveries of rent expense on office space the Registrant has subleased.
(2) These amounts include the notional principal and interest payments pursuant to the Registrant’s cross currency interest rate and principal swaps.
(3) These amounts exclude interest payable on amounts drawn on the bank credit facilities.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement on Form 40-F.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 10, 2014	CRESCENT POINT ENERGY CORP.

	By:	/s/ Greg Tisdale
	Name:	Greg Tisdale
	Title:	Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of Crescent Point Energy Corp. for the fiscal year ended December 31, 2012.
99.2	Audited Consolidated Financial Statements of Crescent Point as at and for the year ended December 31, 2012.
99.3	Management’s Discussion and Analysis of Crescent Point for the year ended December 31, 2012.
99.4	Unaudited Consolidated Interim Financial Statements of Crescent Point as at and for the three month period ended March 31, 2013.
99.5	Management’s Discussion and Analysis of Crescent Point for the three month period ended March 31, 2013.
99.6	Unaudited Consolidated Interim Financial Statements of Crescent Point as at and for the three and six month periods ended June 30, 2013.
99.7	Management’s Discussion and Analysis of Crescent Point for the three and six month periods ended June 30, 2013.
99.8	Unaudited Consolidated Interim Financial Statements of Crescent Point as at and for the three and nine month periods ended September 30, 2013.
99.9	Management’s Discussion and Analysis of Crescent Point for the three and nine month periods ended September 30, 2013.
99.10	CEO Annual Certification under Canadian Law for the fiscal year ended December 31, 2012.
99.11	CFO Annual Certification under Canadian Law for the fiscal year ended December 31, 2012.
99.12	CEO Interim Certification under Canadian Law for the fiscal quarter ended March 31, 2013.
99.13	CFO Interim Certification under Canadian Law for the fiscal quarter ended March 31, 2013.
99.14	CEO Interim Certification under Canadian Law for the fiscal quarter ended June 30, 2013.
99.15	CFO Interim Certification under Canadian Law for the fiscal quarter ended June 30, 2013.
99.16	CEO Interim Certification under Canadian Law for the fiscal quarter ended September 30, 2013.
99.17	CFO Interim Certification under Canadian Law for the fiscal quarter ended September 30, 2013.
99.18	Certificate of Crescent Point dated May 6, 2013 confirming dissemination of materials to registered shareholders.

99.19	Form of Proxy of Crescent Point for the annual and special meeting of Crescent Point shareholders held on May 30, 2013.
99.20	Management Information Circular of Crescent Point dated April 25, 2013 with respect to the annual and special meeting of Crescent Point shareholders held on May 30, 2013.
99.21	Notice of Annual Meeting of Crescent Point dated April 25, 2013 with respect to the annual and special meeting of Crescent Point shareholders held on May 30, 2013.
99.22
Notice of Meeting and Record Date dated March 25, 2013 with respect to the annual and special meeting of Crescent Point shareholders held on May 30, 2013 (filed by Olympia Trust Company on behalf of Crescent Point).

99.23
Amended Notice of Meeting and Record Date dated April 9, 2013 with respect to the annual and special meeting of Crescent Point shareholders held on May 30, 2013 (filed by Olympia Trust Company on behalf of Crescent Point).

99.24	Report of Voting Results (National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)) for Crescent Point with respect to the annual meeting of shareholders held on May 30, 2013.
99.25	Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee) for Crescent Point with respect to the fiscal year ended December 31, 2012.
99.26	Certificate of Amendment and Registration of Restated Articles of Crescent Point dated September 4, 2013.
99.27	Notice of Filing of Form 51-101F1 Information of Crescent Point filed on March 14, 2013.
99.28	Advance Notice By-Law of Crescent Point filed on April 25, 2013.
99.29	News Release, dated January 15, 2013.
99.30	News Release, dated February 15, 2013.
99.31	News Release, dated March 7, 2013.
99.32	News Release, dated March 14, 2013.
99.33	News Release, dated March 14, 2013.
99.34	News Release, dated March 15, 2013.
99.35	News Release, dated March 27, 2013.
99.36	News Release, dated April 15, 2013.
99.37	News Release, dated April 25, 2013.
99.38	News Release, dated May 9, 2013.

99.39	News Release, dated May 15, 2013.
99.40	News Release, dated May 27, 2013.
99.41	News Release, dated May 30, 2013.
99.42	News Release, dated June 6, 2013.
99.43	News Release, dated June 12, 2013.
99.44	News Release, dated June 17, 2013
99.45	News Release, dated July 15, 2013.
99.46	News Release, dated August 1, 2013.
99.47	News Release, dated August 8, 2013.
99.48	News Release, dated August 15, 2013.
99.49	News Release, dated September 16, 2013.
99.50	News Release, dated October 15, 2013.
99.51	News Release, dated October 17, 2013.
99.52	News Release, dated October 28, 2013.
99.53	News Release, dated November 7, 2013.
99.54	News Release, dated November 15, 2013.
99.55	News Release, dated December 3, 2013.
99.56	News Release, dated December 16, 2013.
99.57	Consent of PricewaterhouseCoopers LLP.
99.58	Consent of GLJ Petroleum Consultants Ltd.
99.59	Consent of Sproule Associates Limited.